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                                                               EXHIBIT (a)(1)(m)


                                ROYAL DUTCH SHELL

                                  7 MARCH 2001



                  DAVID SEXTON: Good morning, I am in the Investor Relations group with Shell. I would like to extend a warm welcome to those that have joined us today via the telephone and a special welcome for those that have joined us via the web. With me today in the room is Walter van de Vijver, who is the President and the Chief Executive Office of Shell Exploration and Production Company. In addition, Marvin Odum has joined us, who is the Executive Vice President of Shell Exploration and Production Company.

                  Before I turn the conference call over to Walter and Marvin to carry us through, I must mention the ground rules for this conference call. We will only be taking questions from the investment community, but we have invited reporters and others to listen in, in a listen-in mode only. Please note however that Walter and Marvin will be talking to reporters later today.

                  Before I turn it over, I would just like to read one prepared statement. This conference call contains forward-looking statements that are based on Shell Oil Company's current expectations, estimates and projections. Words such as expect, anticipate, forecast, intend, plan, believe, objects and estimates, and variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve risk and uncertainties and are based on a number of assumptions that could ultimately prove inaccurate and therefore there could be no assurance that they will prove to be accurate. Actual results and outcomes may vary materially from what is expressed or forecast in such statements. Among the factors that could cause actual results to differ materially are changes in exchanges and natural gas prices, changes in comparative or economic conditions affecting the supply and demand for gas, pending or future litigation, changes in current laws and regulations, and general domestic and international economic and political conditions. Shell Oil Company undertakes no obligation to update probably any forward looking statement whether it is the result of new information, future events, or otherwise.

         With that I would like to turn the conference call over to Walter.

                  WALTER van de VIJVER: Good morning to you all. I hope that you have all seen our proposal - Shell Oil announced that they made a proposal to acquire Barrett


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Resources Corporation. About a week ago on 1 March, I contacted Barrett's chairman and CEO, Peter Dea, and made an offer to acquire Barrett at a price of $55 per share in cash. This offer represents about a 25% premium over the end of February closing price of $44.25 and that was the day before we made our proposal to Barrett.

         Barrett has advised us that the Barrett board of directors will consider our proposal at their regular meeting on 7 and 8 March, which is today and tomorrow. Barrett has also indicated that they will respond by Friday 9 March. We obviously look forward to a favourable response and stand ready to negotiate a merger agreement with Barrett at our offer price. While Barrett has indicated that it will respond to our proposal by Friday, we are making this announcement today so that you, the Barrett shareholders, are aware of our very attractive offer. However, if Barrett does not respond favourably we intend to launch an all-cash fully funded tender offer for all outstanding Barrett shares.

         We believe that our $55 cash offer, during a period of strong natural gas prices, represents a very attractive offer to Barrett shareholders. This offer provides Barrett shareholders the opportunity to receive an immediate cash premium that eliminates the risks inherent in their investment. These risks are commodity priced risks, exploration and development risk, hedging and trading risks, liquidity risks and the normal business cycle risk. Going into the rationale for this proposal, over the last two years Shell has pursued a strategy of active portfolio management, both domestically and internationally, with a focus on the investing mature low growth assets and shifting resources to higher growth opportunities.

         This acquisition will provide us with an immediate and material presence in the Rockies, and a platform for future growth establishing the Rockies as a core area for Shell Oil. The Rocky Mountain region, the second largest natural gas resource base in the United States, is an area where we can successfully leverage our technology and operational expertise to grow our natural gas reserve. The technology and project development skills developed by Shell worldwide will be applied to unlock additional reserves in the region.

         For those of you who are Royal Dutch Petroleum or Shell Transport and Trading shareholders, you should know that the acquisition price offer is consistent with Shell's capital discipline criteria including meeting our long term ROACE expectation. In addition this acquisition will be neutral to Shell's earning per share. With that initial introduction I would like to hand you over to Marvin Odum to talk about employee issues around Barrett.

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                  MARTIN ODUM: Thank you, Walter. The proposal provides
substantial value to Barrett shareholders, and we believe it will also be beneficial to Barrett's employees and the Denver community. It is our strong desire to retain substantially all of Barrett's employees. Barrett's employees have been a critical part of Barrett's achievements in the Rocky Mountain region, and they have been a significant reason for our interest in the company. We would expect Barrett employees to form the backbone of our Rocky Mountain organisation. As Shell employees, Barrett people would have the opportunity to enjoy the competitive benefits that the Shell organisation has to offer. We intend to make Barrett's Denver headquarters our new base of operation in the region.

         Turning to the next step, we have studied this for some time and are committed to completing this transaction. As mentioned earlier, Shell is hopeful that the Barrett board will respond favourably to our proposal so that Barrett shareholders can accept our offer. However, we are prepared to proceed unilaterally. Therefore, absent a positive response from Barrett's on-going board meeting, we intend to take the following actions: commence a tender offer for all of the outstanding Barrett shares at a price of $55 per share in cash. The tender offer would be open for at least 20 business days and would be subject to a majority of the outstanding shares being tendered. The acquisition would be subject to other customary conditions including the expiration of the Hart Scott Rodino waiting period, and the removal of various anti-takeover defences, including the removal or invalidation of the company's poison pill rights plan.

         After completing the tender offer, Shell would cause its acquisition subsidiary to merge with Barrett in a transaction in which the holders of all remaining Barrett shares would receive the same cash price of $55 per share. For Barrett's shareholders to receive the cash for their shares pursuant to our tender offer, we intend to remove Barrett's anti-takeover defences. To do this, we would file written consent solicitation materials with the SEC that would allow us to go directly to the Barrett shareholders and ask them to support our acquisition proposal for the removal and replacement of Barrett's board of directors. Action by written consent is a procedure under Delaware law that allows Barrett shareholders to remove and replace the board without the necessity of calling and holding a meeting of shareholders. In addition today we filed suits in the Delaware Chancery Court, to have the court set aside bye-law provisions that limit the rights of Barrett shareholders.

         I will now hand back to Walter.

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                  WALTER van de VIJVER: I would like to make some closing
remarks before opening up for questions. We are very excited about the prospects of bringing Barrett's people and assets into Shell Oil. We believe that this proposal will have positive implications for Barrett's shareholders, their employees and the Denver community. Based on our fully funded cash offer of $55 per share, Barrett shareholders will be generously rewarded for their investment in the company. Again, this offer represents the 25% premium over the end of February closing price, the day before we made our first proposal to Barretts. Our offer provides Barrett shareholders the opportunity to receive an immediate cash premium whilst eliminating the many risks inherent in their investment.

         Once again we continue to hope the Barrett's board of directors will decide to negotiate a merger agreement with us to allow you, Barrett's shareholders, to promptly receive the benefit of our $55 per share cash offer. We are keen to complete this transaction as quickly as possible.

         I will now open the lines for questions.

                  PAUL SPEDING (DRESDNER BANK): You mentioned that you thought this deal to be earnings neutral. Could you perhaps tell us what US gas price you have assumed in making that statement?

                  WALTER van de VIJVER: The exact price that they have used for this calculation is $5.75 on a Lehman estimate. Lehman had put that estimate on the numbers, and it is the Henry Hub price we are talking about.

                  PAUL SPEDING:  Right and that is in oil equivalent-

                  WALTER van de VIJVER:  For 2001.

                  PAUL SPEDING: In oil equivalent terms that is somewhat higher than your group's central base-case oil price assumption.

                  WALTER van de VIJVER: Clearly we are not talking here about internal Shell estimates. Everything as I have commented earlier on, that we are doing on this particular transaction is still totally consistent with Shell's long-term price forecast and the discipline we have on capital investment and investment criteria - no changes on that price.

                  PAUL SPEDING:  Okay, thank you.

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                  RICHARD FRANKLIN (MORGAN STANLEY): I wonder if you could talk about what sort of capex budget you would expect to put aside for the company and what sort of key growth areas you see within the existing portfolio - and particularly perhaps talking about the coal bed ...

                  WALTER van de VIJVER: Obviously if you look at the plans that Barrett's has as a company, currently we talk about approximately $100 million per year in investment in their company, and we will be looking in greater detail but we expect it to be over $100 million per year.

                  RICHARD FRANKLIN:  Thank you.

                  IRENE HIMONO (MORGAN STANLEY): I have two short questions; first can you discuss briefly the impact of the acquisition on reserves and production in terms of volumes? Secondly, is there a poison pill, and if your offer is rejected I am just wondering how you propose to tackle that?

                  WALTER van de VIJVER: On the first question, Barrett Resources currently has proof reserves just on the 1.4 TCF, and production of just over 300 million m/scf per day. So that is what we will add to our portfolio. Clearly we see this as a platform for growth in the Rocky Mountains for us at Shell and so that number will grow.

         When it comes to you other question, as you suggest the company has a poison pill and clearly you can look at all the public filings on what Barrett has for corporate defenses and that is about all I would like to say on that.

                  IRENE HIMONO:  Thank you.


                  TOM van ESBROOK: Could you just spend a moment going over the takeover defences that Barrett has in place, as you understand them?

                  WALTER van de VIJVER: You can go into the public records of the company and see as much as we can. We have mentioned the facts about the poison pill, and beyond that we do not really wish to make any further comments on that. Let us not forget that the basic strategy still from our side is that we are hopeful that this can become a friendly

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negotiated transaction. That is still the preference and I have been trying now for more than a week to get at, to make contact with the company. We want this to be preferably a friendly transaction.

                  TOM van ESBROOK: I see, and just as a follow-up, and I must apologise for asking you to repeat yourself, but could you just reiterate what you said earlier about the suit you filed in Delaware Chancery Court?

                  WALTER van de VIJVER: Yes, the litigation that we filed in the Delaware Court on the by-laws provisions we believe are effective, but we do not want to comment further on any litigation issues.

                  TOM van ESBROOK: Okay. It is too early for there to be any sort of a timetable under which that suit is going to proceed through the court?

                  WALTER van de VIJVER: It is clearly too early and I would like to reiterate again that our preference is to that the board of directors will decide to have a friendly negotiation with us.

                  TOM van ESBROOK:  Thank you.


                  IAN REID (UBS WARBURG): On the face of it, what you are paying here for Barrett is on the expensive side and getting on for around $10 per oil equivalent barrel. Can you give us some indication of where you see the upside here in terms of exploration potential and the production growth in the longer term?

                  WALTER van de VIJVER: It is a very good question. Obviously we have been studying this company for about half a year now and we have clearly looked at their existing portfolio and their future growth opportunities, and relative to that we have also looked at the recent rising gas prices. We really believe that our offer represents a very attractive premium if you look at what we said at the end of February, but also if you look at how the company was trading last year before the gas and price increase. We clearly believe, as I have stated earlier, that the application of Shell technology and project management skills will be able attract more value out of the company than Barrett on its own would be able to do.

                  IAN REID: I have a follow-up. Can I ask about your long-term gas price assumption? You have talked about $5.75 which I believe is your short-term gas price


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assumption, but in the longer term what is your normalised long term price assumption for Henry Hub?

                  WALTER van de VIJVER: Our long term stated gas price is $2.50 Henry Hub.

                  IAN REID:  Thank you very much.

                  ROBERT CHAPMAN (CAPITAL): Your approach in trying to get Barrett to the table is something of a blitzkrieg. You have come at them with all guns blaring. Can you give us a little bit of sense as to what kind of interaction proceeded the law suit, the threat of a tender offer and the consent solicitation? Whilst I am sure the shareholders of Barrett are pleased that you are coming on this strongly, it is a little bit different than what we are accustomed to seeing on transactions where the first bid was apparently made just one week ago.

                  WALTER van de VIJVER: It is now over a week since we tried to approach Barrett. I personally talked three times with the CEO, trying to get the face-to-face meeting and get their attention. We clearly feel that given what has happened we decided that we wanted the shareholders and the market to know about our position. We were clearly also worried about leaks and any alternatives the company may have been considering and so that is why we decided to go public on our very attractive offer today.

                  ROBERT CHAPMAN: Is there any truth that one of the alternatives they were considering was a bid for another company in the States and that is why you acted as strongly as you did?

                  WALTER van de VIJVER: Clearly I do not know anything about that and I cannot comment on that.

                  ROBERT CHAPMAN:  Thank you very much.


                  JJ TRAINOR (DEUTSCHE BANK): Can I ask two questions please? First, you are on the acquisition trail here and are there any implications for the target that you set for payout? Secondly, could you talk a little bit more about the asset structure in Barrett and what you are specifically interested in in this company and what do you think you might sell?

                  WALTER van de VIJVER: Thank you for that question, JJ. You will appreciate we have spent quite a bit of time looking at this company. We decided at the company quite some time ago that we wanted to increase our presence in the North America gas market and

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decided that we wanted to have a material presence in the Rocky Mountains, after our strong presence in the Gulf of Mexico.

         Barrett came out as the company with the very strong track record and a varied portfolio that fits this in that overall strategic drive. Clearly, as we said earlier, this acquisition is totally still in line with our long term ROACE objectives, and we will make sure therefore that the acquisition in terms of return payout satisfies those criteria. However, there is no change whatsoever in the overall capital discipline and investment criteria that we utilise for this particular acquisition. The other thing about Barrett is that it is a company that is fairly unique in terms of the totality of the portfolio is attractive to us, rather than a lot of other opportunities we looked at. So, we are really looking at the totality of the portfolio and all the basins they are operating in as being a very attractive fit to Shell as a platform for our future growth.

                  JJ TRAINOR: Okay. Can I just clarify that there is no change to the percentage increase in dividend and share buy-back overall payout that you talked about at the end of last year?

                  WALTER van de VIJVER: That is very true, there is no change in what we said during our December analyst presentation.

                  JJ TRAINOR:  Okay, thanks very much.


                  FADEL GHEIT: My question is that it seems to me, and to everyone else, that you are snowballing the company by making a low offer because your $55 share offer - the market is saying that the stock is worth more than $60, and so you almost put yourself in a no-win situation here. You have to match the $60 or you are not going to get the company. What is your thinking and why has this strategy backfired on you now?

                  WALTER van de VIJVER: Let us be absolutely clear here. There is clearly a lot of speculation out in the market and I am not reacting to that. The bottom line is that the market, with the analysis that was out there, only yesterday still said the company was worth $45. From our side, I believe we have a lot of analysis on that in terms of comparable transactions, premiums and where they were trading. If you also look at the gas price movement, we clearly feel that our offer is extremely attractive and we should also not forget that it is a cash offer, which is a very added bonus for the shareholders.

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                  FIDEL GATE: But you definitely do not expect the board of
directors to approve $55 offer if shareholders can get $60 in the marketplace?

                  WALTER van de VIJVER: Well, it is a very good question and that is a speculation element and we will see on the liquidity of the stock what is actually possible. We strongly believe that $55 per share is the compelling case and we have a lot of background to convince the board as well as all the shareholders that that is the right number.

                  FIDEL GATE: But it seems to me that you will have to improve your offer, or you are all going to go through litigation and you might not even get the company. So, the company must be worth a lot more to you and if you had offered more than the $55 to begin with you would not have been in this situation.

                  WALTER van de VIJVER: I can only reiterate again what I said before. We believe that a $55 share offer is a very attractive and competitive offer if you look at the track record and the history of the share price of this company.

                  FIDEL GATE: If things go your way how long do you think this transaction will take before it closes?

                  WALTER van de VIJVER: As I said earlier, we clearly are still hopeful that we can conclude this transaction on a friendly, negotiated basis and at the same time we are committed to try to bring this thing to closure as quickly as possible. However, we are still hopeful that we can do it on a friendly basis.

                  FIDEL GATE: But obviously if it is not friendly, it is going to take you a lot longer!

                  WALTER van de VIJVER:  Okay, thank you, next question.


                  PAUL TING (SALOMON SMITH BARNEY): This is more of a strategic question. Your US gas production is relatively small versus Exxon, BP, and if you add the fact that Chevron and Texaco is going to be ultimately combined, you would rank perhaps number four. This is true even if the Barrett deal is ultimately consummated, so does this signify the fact that you are going to be stepping up your acquisition effort in the North American continent, or US in particular, given your strong balance sheet?

                  WALTER van de VIJVER: You made some very good comments there. We are fully aware that we are number three when it comes to current gas production in the United

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States, and we will number four if Chevron and Texaco complete their merger. We will still be number four if we acquire Barrett. As you know, there is a group strategy to increase the gas component of our overall portfolio but at the same time there is a desire for Shell to increase its presence in the United States gas market and this is all totally aligned to that strategy.

                  PAUL TING: Is this particularly in the US, or North America in general as well, in Canada for example?

                  WALTER van de VIJVER:  It is primarily focused on the US.

                  PAUL TING:  Thanks a lot.


                  PAUL STEDING: I have a question on the other potential assets within Barrett. First, are there any transmission or processing assets that we should be aware of, and secondly do you have feel given the due diligence you have done for the level of probably reserves within Barrett?

                  WALTER van de VIJVER: The only thing we are aware of on Barrett is that they do have some gathering and pipeline facilities. In terms of the acquisition reserves, it is very clear that our interest in this company is driven by a platform for growth and that we do expect this company's reserves to grow.

                  PAUL STEDING:  Thank you.


                  MICHAEL FRACHETSTOW (MENTOR PARTNERS): What type of due diligence have you been able to do on the property? Have you had any contact with the company about any joint ventures in the region or any type of knowledge, or is this just from public information?

                  WALTER van de VIJVER: All that we have been able to analyze has been using public data. As you are aware there is a lot of public data available on the company and we have spent many, many months looking in a lot of detail with our research labs and everything else to fully tell you the company and look at all their existing as well as growth opportunities.

                  MICHAEL FRACHETSTOW: How comfortable are you with $55 pricing? What is there and what is not there?

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                  WALTER van de VIJVER: I think the message behind it is very clearly that we have been studying this for a long time, and therefore we feel very comfortable that $55 per share is a very attractive offer and a very good representation of the value of that company.

                  MICHAEL FRACHETSTOW: You said you are going into Delaware Court to eliminate some by-law provisions that reduce Shell rights. Does that relate to your consent or is it something else?

                  WALTER van de VIJVER: Obviously we have said we do not really want to go into further detail. There is a process and objectives relating to that whole approach still of course, as I said earlier, wanting to do this on a negotiated basis.

                  MICHAEL FRACHETSTOW: Right, but to the extent that you have a clean and easy path on an unfriendly basis, it seems to a friendly basis a lot easier, and the board is not staggered, what is bothering you -?

                  WALTER van de VIJVER:  That is a correct comment.

                  MICHAEL FRACHETSTOW: So, what is bothering you in the by-laws that you need to go to court on?

                  WALTER van de VIJVER: We cannot really comment on any of that. That is the data, and that is out in the market.

                  MICHAEL FRACHETSTOW:  When will you file the suit?

                  WALTER van de VIJVER: It has been done this morning. The fact that we did that is publicly available.

                  MICHAEL FRACHETSTOW:  Thank you.


                  JIM HOFFMAN (T SHELL & Sales Asset Management): I am just wondering if you can elaborate why you have decided to do this now, and given your reference to Texaco/Chevron, I was wondering if there was any update on your negotiation?

                  WALTER van de VIJVER: First of all, when it comes to Chevron/Texaco we do not have any further comment at all on that at this stage. When it comes to the timing of this particular transaction, as I said this is totally aligned with what we have done with our portfolio restructuring over the last couple of years trying to refocus on the high growth opportunities in the United States. Having done the work, and having been committed to go


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back to the Rocky Mountains that is in a very attractive gas market, basically it logically came about that today was the day - or actually last week was the week - when we decided to move.

                  JIM HOFFMAN:  Okay, thank you and good luck.


                  MARLIES RANDALL (A G EDWARDS...): I have two quick questions. First, a question on your cash flow. How is it going to affect your cash flow? Also as a follow-up question regarding some other questions, would you be willing to see a stock price bid open significantly higher than Friday's close? Would you be willing to go above that $55 per share target?

                  WALTER van de VIJVER: On your first question, what we are offering is a fully funded cash offer, and of course it has a very small impact on the total group when it comes to cash flow, so basically it is readily available in that sense. Regarding your other question, obviously we think $55 is the right number and we have a lot of backup to justify why the $55 per share is a very compelling case, and that is basically it.

                  MARLENE RANDALL: I understand you have a compelling case, but would you be willing to up that ante?

                  WALTER van de VIJVER: I am sorry, I have no comment on that particular question at this time.

                  MARLENE RANDALL: Okay.


                  IAN REID: You talked about technology and using Shell's technology in order to produce more Barrett reserves than perhaps they could themselves. Could you expand a little bit on that and maybe tell us a bit about how you would bring some thing to the party on coal bed methane, which I do not believe you have a big track record in?

                  WALTER van de VIJVER: Yes, thank you very much for the question. When it comes to Shell's technology, as you know we are the largest operator in the world and we can leverage a lot of experience across the Group. If you look at experience when it comes to shallow, high density drilling operations, we have experience in that. When it comes to completion technology and tight sands formations, we have that technology. When you look at our sub-surface modeling, both in terms of reservoir modeling and of course seismic


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capability, we have a lot to offer. When you look at our world-class technical research capability we have that as backup. So, there are a lot of direct capabilities and skills that we can bring to the party, and beyond that having global project management skills.

         If you look at coal bed methane, over the last 20 years Shell has been looking at coal bed methods, operations, and technologies in many types, and we actually believe that there are some very strong analogues with detailed capabilities that we have on fractured carbonate reservoirs and using the same tools and techniques. So, I have to admit that we were surprised ourselves to find out what strong capability we would even bring to the coal bed methane development.

                  IAN REID:  Okay, thanks a lot.


                  LOUIS SARCOSS (CHESAPEAKE PARTNERS): Do you own any shares in Barrett and if so how many?

                  WALTER van de VIJVER: Yes, we own some shares but it is a very minor position.

                  LOUIS SARCOSS: Okay, and who are the lawyers that are advising on proxy solicitation and so forth?

                  WALTER van de VIJVER:  Baker and Botts.

                  LOUIS SARCOSS: Okay, and how about your proxy solicitor, who have you hired for that?

                  WALTER van de VIJVER:  Joe Morrow.

                  LOUIS SARCOSS: Okay, and I know you indicate a lot in your release and on this call that your hopeful you can sit down to negotiate a merger. Would you be willing are part of your negotiation to substitute shares for cash?

                  WALTER van de VIJVER: For a company like Shell, there is no need whatsoever to do that and so we really want to make this a very attractive cash offer which takes a lot of the risk away that otherwise the shareholders would have.

                  LOUIS SARCOSS: Okay, and you indicated that you spoke three times with the Barrett CEO.

                  WALTER van de VIJVER:  That is correct.


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                  LOUIS SARCOSS: Were you given any encouragement at all,
"Please give us this and we will consider it", or where you discouraged and that is why we find ourselves at the point we are right now?

                  WALTER van de VIJVER: All the conversations I had with the CEO were very cordial, very friendly and I expect him to call me back on Friday. Overall, of course, we are pleased that he is taking it to his board today.

                  LOUIS SARCOSS:  Okay, thank you very much and good luck.


                  MARK ORK (... CAPITAL): I wonder what sort of regulatory approvals you intend to encounter, and what you think the outcome of that would be?

                  MARVIN ODUM: We are proceeding with the outline of events as I described earlier in the opening. We are filing with the SEC, and according to the Hart Scott Rodino Act, and that, of course will be associated with our tender offer if it comes to that.

                  MARK ORK: How about European or other regulatory bodies that would be looking at that?

                  WALTER van de VIJVER: No, this is purely based in the US. This is a pure customary, standard process. There is nothing unusual in this what so ever.

                  MARK ORK:  Thank you.


                  MR van LEVI (CIBC WORLD MARKETS): I am trying to understand the economic rationale. You state that long-term prices used are $2.50 per M/SCF. You are paying a $1.50 in M/SCF, in the ground. Operating costs are at least 25 cents. You have incremental G&A, so clearly on book reserves you cannot get there. What you suggest is that you are going to be able to double or triple reserves in an area where, to my knowledge, you have limited experience, and further you state that you are going to operate this basin more efficiently than the company that was really the pioneer in this area.

         Obviously you have gone through a tremendous amount of technical analysis, so can you be more specific about the value-added, and specifically what you are going to do to add this value. You may also want to address the fact that Barrett was going to spend about $217

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million dollars drilling 800 wells in the Powder River, 100 in the Peons and 25 in the Redown, and give us a sense of how fast you can step this up to make this payout work?

                  WALTER van de VIJVER: Thanks for those questions. First of all, let me make it clear that we obviously expect to grow the value of the company. That is very much the angle where we believe the application of our skills and technology will be able to do that, and that will result in both the value and the volumes of this company going up in time. We do not have any intention whatsoever to change the activity level of the company in the near term and so that type of activity will be on going.

         Let us not forget the comments we made earlier about the transition we hope to have with employees in the company as well, to make the transition as smooth as possible and indeed also on an activity level. However, if you play these things out we will add volume and reserves over time and that will help the overall analysis, and that is why we feel confident that it will still very much fit into the investment and long term criteria that we as a company use.

                  MR van LEVI: But again, with due respect you are paying $1.4 billion for this, and you can just run up the numbers based on an internal rate of return, and unless you can really push volumes much higher or dramatically, and maybe cut costs at 25% of what they were, and given the time value of money, it does not seem like the rate of return will work out well for you. I am talking about the limits you have on how many rigs you can run in this basin etc, and as a second part of this, unless you have some revolutionary understanding of coal bed methane, then that would be a huge implication for all the coal bed methane reservoirs throughout.

         One final question if I may, why did you not look at a company like Burlington Resources, which is much larger? If you wanted to size up in natural gas in the United States, obviously they have coal bed methane properties, so why would you not look at a company like that?

                  WALTER van de VIJVER: Let me first guarantee to you that it has been over a year that we have been looking at the United States and looking at what would best fit with our strategy. Clearly Barrett came out as the top of our list based on the quality of their assets, and I do not want to make any comments on other companies. We feel very much that it is a growth platform in the Rocky Mountains with Barrett, and growth platforms means volume will grow over time. The numbers - trust me - work extremely well for us and it is


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still totally consistent and has been totally validated around long term criteria that the Shell Group applies overall, and it is not in any sense a deviation from the strategies that the group presented back in December.

                  MR van LEVI: One last question, if you extracted the value for the Group reserves that are booked today and then took the remaining incremental value that you are paying for the upside and divided by the acreage, what price per acreage would that be?

                  WALTER van de VIJVER: That question is clearly a bit too detailed at this stage and I do not have the number to hand at the moment. We looked at all the right comparables and all the indicators you normally use and looked at how the company was trading and being valued. Again we are very confident that the $55 per share is a very attractive number and beyond that we believe that the shareholders will hopefully appreciate where we are coming from, and that we can bring this to a successful conclusion.

                  MR van LEVI: Thank you very much. Have a good day.


                  TIM GARY (ARK ASSET MANAGEMENT): I am still confused on the economics as well. If you look at the guidance that Barrett provided for the year 2001, and you plug in the $2.50 natural gas price and the $20 oil price, you end up having the company earn after taxes, and excluding any interest cost about $68-70 million, which would be about a 4% or even less return on a $2.2 billion investment. Can you help me understand, other than price, how you start to get this company to earning the kinds of returns on investment that you would expect out of it?

                  WALTER van de VIJVER: First, let me restate again when we talk about $2.50 that is our long-term gas projection and clearly our near-term gas price projection is higher than that. You have to incorporate that into your analysis. Also, all the shareholders for Barrett realise that there are some hedging issues around their portfolio and we have fully incorporate that in our valuation as well.

                  TIM GARY:  Okay, thank you.


                  JOHN PAULSON (PAULSON PARTNERS): If you do not meet with success with the Barrett executives and they do not want to negotiate with you, when do you intend to

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commence the consent solicitation, and how long do you think it will take before you can get control of the Barrett board?

                  WALTER van de VIJVER: It is too early to comment on that. We are still hopeful and we would prefer to make it a negotiated transaction.

                  JOHN PAULSON:  We certainly wish you luck.


                  ALEX SHINGLE (ZENECA CAPITAL): If you are successful, either on a friendly or unfriendly basis, do you plan to hedge anymore of Barrett production going forward, and have you hedged anything already in advance of actually consummating the transaction?

                  WALTER van de VIJVER: As you may be aware, Shell generally has a policy of not hedging any forward production on our core assets, so with the scale and everything else the group has, we clearly do not have to do the things that some of these smaller companies have done. I want to be absolutely clear about that.

                  ALEX SHINGLE:  Thank you.


                  MARK FLANNERY: Getting back to Tim's point about the gas price, Walter, you mentioned that $2.50 is the long-term central planning assumption, and your short term assumption on the economics of the this project is higher. In how you run your numbers, in what year do you get to the long-term assumption? Is that next year, is it two years or three years time? When does that $2.50 number drop into your model?

                  WALTER van de VIJVER: I am sorry, that is too detailed a question for me to answer now.

                  MR FLANNERY: Maybe another way of phrasing it would be how long do gas prices have to stay high for this deal to meet your returns target?

                  WALTER van de VIJVER: We clearly looked at the short-term market, and short-term is not the next ten years for doing that analysis, but we did incorporate a short-term market outlook in our valuation.

                  MR FLANNERY: Is that three years, or five years or one year would you say?

                  WALTER van de VIJVER: I am sorry, I am not going to comment on that.

                  MR FLANNERY:  All right, thanks.


                  GARY SPECUE (E-COMMERCE PARTNERS): In your estimate what is the market-to market on the hedging book as far as you know?

                  WALTER van de VIJVER: At this stage I do not have that to hand. That is all public information that Barrett disclosed last Friday when they published their results. I believe it is around $65 million if I remember correctly but do not quote me on that. Look at their results.


                  SANDRA BOCLIER (GOLDMAN SACHS): Assuming this goes through, within the context of your renewed focus on the Rocky Mountain area, where would that leave you in terms of the scope of operations you want to have there?

                  WALTER van de VIJVER: As I commented earlier, we believe we wanted to be a very material presence in the Rocky Mountains, being the second largest gas basin in the US after the Gulf of Mexico. We clearly see this as a growth platform and so we are going to grow from here on and that is basically the central strategy that we are pursuing.

                  SANDRA BOCLIER: Okay, so you would consider this as a material presence as it relates to a company like yours?

                  WALTER van de VIJVER: Clearly this is the start of a very material presence and we see this as a great platform to grow.

                  SANDRA BOCLIER: Okay, thank you.


                  RAYHARN RASHID (FRIEDMAN BILLINGS RAMSEY): Going to Barrett's other asset base, obviously a lot of the upside is from that coal bed methane play. There is, if you read up public information, some environmental risk writ about what are disposal issues there. Have you in your analysis taken a look at that and whether that would have any impact on your valuation or the upside of the reserves?

                  WALTER van de VIJVER: As you are well aware, Shell has a very strong environmental reputation that we are going to continue going forward. As you may have seen recently in Fortune magazine we were the company rated highest when it came to

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

concern for the local community and environment. We obviously very carefully looked at that in relation to the coal bed methane operations and we will do everything in compliance with what the current regulations are when it comes to our handling of coal bed methane, but of course we are also going to look closely at what else we can be doing in working with all the local stakeholders to do that. However, we fully incorporated that into our valuation.

                  RAYHARD RASHID:  Okay, thanks.


                  PATRICK FORTIER (TRANSAMERICA INVESTMENT MANAGEMENT): I was hoping you could elaborate on your strategic intentions. It seems like you were selling E&P assets in North America in the last several years and now you are reversing that trend. Could you elaborate on the strategy and also why you picked the Rocky Mountain area?

                  WALTER van de VIJVER: Internally, I have been referring to this as completing the renewal of Shell here in the US. What we have been doing over the last couple of years is getting out of what were considered low return and low growth areas, and focussing on the high return, high growth areas. This particular acquisition totally fits into that overall strategy that we started about two and half years ago.

                  PATRICK FORTIER:  Thank you.


                  BILL ADAMS: What is the Shell's Group's current exposure in the Rocky Mountain region in terms of production reserves and what you are spending in exploration and production?

                  WALTER van de VIJVER: That is the whole rationale around this acquisition. We currently do not have any on-going E&P operations in the Rockies and this acquisition is the platform for growth going forwards in the Rocky Mountains.

                  BILL ADAMS: Okay, so right now you have none and this would give you the skill you are looking for.

                  WALTER van de VIJVER: This is the beginning of what our growth platform is in the Rockies. Obviously we are looking at other things as well but we do not have any current operations.

                  BILL ADAMS: Is there any overlap that you have currently with Barrett, other than the Rocky Mountain area?

                  WALTER van de VIJVER: No, given that this company is so nicely focussed on the Rocky Mountains region there is actually no overlap, or conflict for that matter, with any of our other activities and that is why it is such a very nice fit with our overall strategic growth objectives.

                  BILL ADAMS: Right, okay. Good luck.


[No further questions]

                  WALTER van de VIJVER: Okay, thanks very much for your time, not forgetting that you were not expecting this call. Clearly Shell believes very strongly in this opportunity. It fits very well with our overall strategic drive on a global scale with our investment criteria and everything else. It is very much a platform for growth in the second largest gas market here in the US. We want to be there and we believe that what we have put on the table for Barrett's board of directors and shareholders to consider is a very attractive, very compelling offer which is a totally cash offer. We hope to be able to bring this to a successful conclusion as quickly as possible. We are very excited about it and very appreciative of your time this morning, and indeed we are looking forward to hear from the board very quickly. Thank you very much and good morning.

                                   [Call ends]



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